[LETTERHEAD OF INLAND AMERICAN REAL ESTATE TRUST, INC.]

January 15, 2013

Via E-mail and EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Inland American Real Estate Trust, Inc.

Form 10-K

Filed March 8, 2012

File No. 000-51609

Dear Ms. Gowetski:

We are writing in response to the comments contained in your correspondence dated December 31, 2012.  The headings and paragraph numbers below correspond to the headings and paragraphs numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our response directly below each comment.

Item 2. Properties, page 28

1. We note, for each segment, you have provided disclosure regarding lease expirations for the next five years. Please revise future Exchange Act periodic reports to provide this disclosure for the next ten years. Additionally, please provide disclosure regarding your average effective rent per square foot for each segment as appropriate.

Response:  The Company confirms that, beginning with its Annual Report on Form 10-K for the year ended December 31, 2012, the Company will expand its disclosure regarding lease expirations to include the next ten years.  With regards to the second comment, the Company currently discloses average rent per square foot for each segment.  Average rent per square foot is computed as annualized base rent divided by the total occupied square footage at the end of the period.  Annualized base rent is computed as revenue for the last month of the reporting period multiplied by 12 months.  Annualized base rent currently does not include (or is effectively reduced for) any rent abatements or other concessions as the Company had deemed the effect immaterial.  Beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2012, the Company will include the impact of  rent abatements and other concessions in the calculation of average rent per square foot.

Share Repurchase Program, page 33

2. We note that you have provided disclosure regarding three months of redemption requests and the risk factor disclosure on page 18 that “you may not be able to sell your shares, including through the share repurchase program.” In future Exchange Act periodic reports, please revise to highlight as a separate risk all the limitations and restrictions of your share repurchase program.

Response:  The Company confirms that, beginning with the Company's Annual Report on  Form 10-K for the year ended December 31, 2012, the Company will highlight as a separate risk all the limitations and restrictions of its share repurchase program.

Item 7. Management’s Discussion and Analysis …, page 38

Segment Reporting, page 43

3. We note, for certain segments, that you refer to physical and economic occupancy. In future Exchange Act reports, please explain these terms.

Response:  The Company confirms that, beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2012, the Company will explain the terms physical and economic occupancy. Physical occupancy is defined as the percentage of total gross leasable area actually used or occupied by a tenant.  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Distributions, page 55

4. Please advise whether the distribution table takes into account all distributions paid, including any amounts reinvested through your dividend reinvestment plan. We note the disclosure on page 18 that your manager forewent a significant portion of the fee to which it was entitled. As applicable, in future Exchange Act periodic reports, please highlight the waiver of management fees as a source for your distribution payments, quantify the amount of fees waived and explain that you may not have this source available in the future. In addition, please clarify whether your manager has deferred any fees and quantify such amount as applicable.

Response:  The Company hereby confirms that the distribution table referred to in your letter takes into account all distributions paid to our shareholders, including any amounts reinvested through the Company’s dividend reinvestment plan.   As applicable in future periods, the Company will highlight the waiver of management fees as a source of funding for distribution payments.  The Company will likewise disclose whether its business manager has deferred any fees.  To the extent it has done so, the Company will disclose the amount of any deferred fees.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/_Jack Potts______________________

Jack Potts

Treasurer and Principal Financial Officer

cc:

Thomas McGuinness

Michael Choate, Shefsky & Froelich